

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 22, 2006

Mail Stop 7010

By U.S. Mail and facsimile

Alex P. Marini
Chief Executive Officer and President
Jacuzzi Brands, Inc.
777 South Flagler Drive, Suite 1100-West
West Palm Beach, Florida 33401

> **Re: Jacuzzi Brands, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 11, 2006**
> **File No. 1-14557**

Dear Mr. Marini:

We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated December 1, 2006. Please note that Securities Act Release 7760 and Item 1001 of Regulation M-A contemplate a concise bullet point outline of the most material terms of a proposed transaction, as opposed to lengthier narrative disclosure that is more appropriate for the body of the proxy statement. Please revise further and try to limit your term sheet to a page and a half.

Financing, page xi

2. We note your response to comment 5 of our letter dated December 1, 2006. Please provide to us supplementally a copy of the equity commitment letter provided by Apollo. We may have further comment after we review this letter.

The Merger, page 12
Background of the Merger, page 13

3. We note your response to comment 9 of our letter dated December 1, 2006. Please expand your discussion to address the board's consideration of these strategic alternatives in more detail. For example, we note your disclosure on page 20 that the board considered the risks associated with remaining independent. Please revise to disclose these risks. As another example, if all of your negotiations were in contemplation of a cash merger, please add disclosure addressing why this was the case.

Discounted Cash Flow Analysis, page 26

4. We note your response to comment 16 of our December 1, 2006 letter. Please revise your discussion to disclose the information addressed in your comment response letter.

Present Value of Future Stock Price, page 26

5. We note your response to comment 17 of our letter dated December 1, 2006. Please revise your disclosure under this heading to include all of the information provided in your response.

Public Market Comparables Sum-of-the-Parts Analysis, page 27

6. We note your response to comment 18 of our letter dated December 1, 2006. Please briefly revise your document to disclose how Lazard supplemented the derived EBITDA multiples of companies comparable to the Jacuzzi Bath division and the Zurn division, respectively. Please also disclose the allocation of previously unallocated corporate expenses between the divisions.

Premiums Paid Analysis, page 28

7. We continue to believe that providing a tabular presentation of these findings would be helpful to stockholders. Please reconsider including this table. In addition, please disclose the number of transactions reviewed by Lazard pursuant to this analysis.

Change of Control Severance Agreements with Executive Officers, page 32

8. We note your response to comment 25 regarding Mr. Marini's status as an equity participant in the purchasing group. Please provide us with a detailed legal analysis addressing the basis for your apparent belief that the proposed merger is not a going private transaction within the meaning of Exchange Act Rule 13e-3

and subject to the provisions thereto. We may have additional comments upon review of your response.

<u>Litigation Related to the Merger, page 33</u>

9. Please furnish to us supplementally a brief summary of the allegations in the complaints concerning the preliminary proxy statement on Form 14A filed by the company on November 2, 2006.

10. We note your response to comment 28 of our letter dated December 1, 2006. We reissue this comment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John A. Bick, Esq. (*via facsimile* 212/450-3350)
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017